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FIRM / AFFILIATE OFFICE
October 27, 2004	Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow	New Jersey New York Northern Virginia Orange County Paris San Diego San Francisco Silicon Valley Singapore Tokyo Washington

VIA EDGAR AND VIA HAND DELIVERY	File No. 038284-0001

Elaine Wolff, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Digital Realty Trust, Inc.
Amendment No. 5 to Registration Statement on Form S-11
Filed October 27, 2004
File No. 333-117865

Dear Ms. Wolff:

On behalf of Digital Realty Trust, Inc. (the “Company”), enclosed herewith is Amendment No. 5 to the Company’s Registration Statement on Form S-11 (the “Amendment”), as filed with the Securities and Exchange Commission on October 27, 2004. The primary purpose for filing the Amendment was to file Exhibit 5.1 and Exhibit 8.1. The Company also made minor corrections to pages 16, 48, 51, 64, 65, 149 and II-1 of the Amendment.

Please do not hesitate to contact me by telephone at (213) 891-8371 or Keith Benson at (415) 646-8307 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian Kleindorfer

Julian Kleindorfer

of LATHAM & WATKINS LLP

Enclosures

cc:	Michael McTiernan, Esq., United States Securities and Exchange Commission
Michael F. Foust, Digital Realty Trust, Inc.